Exhibit 99.3
HYDROGENICS CORPORATION
Annual Information Form
For the Fiscal Year Ended December 31, 2005
March 14, 2006

TABLE OF CONTENTS

1.	FORWARD-LOOKING STATEMENTS	1
2.	CORPORATE STRUCTURE	3
3.	DESCRIPTION OF OUR BUSINESS	4
	Overview	4
	OnSite Generation	4
	Power Systems	5
	Test Systems	6
	History	6
	Industry Trends	7
	Our Strategy	9
	Corporate initiatives	9
	Business unit initiatives	10
	Our Products and Services	10
	HySTAT™ Hydrogen Stations	10
	HyPM® Fuel Cell Products	11
	FCATS® Test Stations	11
	Sales and Marketing	12
	Customers	12
	Research and Product Development	14
	Intellectual Property	15
	Manufacturing	15
	Facilities	15
	Human Resources	16
	Legal Proceedings	17
	Competition	17
	OnSite Generation	17
	Power Systems	17
	Test Systems	18
	Government Regulation	18
4.	DESCRIPTION OF SHARE CAPITAL	18
5.	DIVIDENDS	19
6.	MARKET FOR SECURITIES	20
7.	DIRECTORS AND OFFICERS	21
8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	27
	Transactions with Viking Engineering & Tool Co.	27
9.	RISK FACTORS	29
	Risk Factors Related To Our Financial Condition	29
	Risk Factors Related To Our Business and Industry	32
	Risk Factors Related To Our Products and Technology	39
	Risk Factors Related To Ownership of Our Common Shares	42
10.	TRANSFER AGENTS AND REGISTRARS	46
11.	MATERIAL CONTRACTS	46
12.	INTERESTS OF EXPERTS	46
13.	ADDITIONAL INFORMATION	46

In this annual information form, the terms “Company”, “Hydrogenics”, “our”, “us” and “we” refer to Hydrogenics Corporation and, as applicable, its subsidiaries. All references to dollar amounts are to U.S. dollars unless otherwise indicated. Information contained on our website is not part of this annual information form. Hydrogenics and the names of Hydrogenics products referenced herein are either trademarks or registered trademarks of Hydrogenics. Other product and company names mentioned herein may be trademarks and/or service marks of their respective owners.

1. Forward-Looking Statements
This annual information form contains forward-looking statements about our future results, levels of activity, performance, goals or achievements and other future events. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks and uncertainties and other factors that may cause our results or events to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and other factors may be significant.
In some cases, you can identify these forward-looking statements by our use of words such as “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “seeks”, “may”, “plans”, “potential”, “predicts”, “should”, “strategy” or “will”, or the negative or other variations of these words, or other comparable words or phrases.
We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from our current expectations. These risks and uncertainties include, but are not limited to:
•	our limited operating history and difficulty in assessing future growth prospects;

•	our failure to raise additional capital as needed;

•	our failure to develop, execute and implement our business plan;

•	the failure of our markets to grow at anticipated rates;

•	the delay or failure of hydrogen fuel cell and related technologies to commercialize as anticipated;

•	the unavailability of hydrogen on a cost effective basis;

•	our failure to develop products and services to meet customers’ needs, attract new customers or enable us to expand into new markets;

•	changes in laws, regulations, including codes and standards relating to our business;

•	actions of our competitors;

•	our failure to develop and maintain partnerships with governments, system integrators, OEMs and other channel partners;

•	the loss of suppliers of key materials and components;

•	changes in technology;

•	the failure of our investments in technology, capital expenditures and infrastructure to increase our revenues or decrease our costs;

•	our failure to recruit and retain qualified management and key employees;

•	inadequate protection of our intellectual property rights; and

•	impairment of our identifiable intangible assets and goodwill.
These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements.
We are under no duty to update any of our forward-looking statements after the date of this annual information form, other than as required by law. You should not place undue reliance on forward-looking statements. In addition, readers are encouraged to read the section entitled “Risk Factors” in this annual information form for a broader discussion of the factors that could affect our future performance.

2. Corporate Structure
Our legal name is Hydrogenics Corporation — Corporation Hydrogenique. We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporee — Hydrogenics Corporation Incorporated. From 1990 to August 1995, Societe Hydrogenique Incorporee — Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business. By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation — Corporation Hydrogenique. Our registered and principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada and our telephone number is (905) 361-3660.
As of March 14, 2006, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the subsidiaries listed below. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiaries	Jurisdiction of Incorporation
Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.)	Canada
Hydrogenics GmbH	Germany
Hydrogenics Japan Inc.	Ontario, Canada
Hydrogenics USA, Inc.	Delaware, U.S.A.
Stuart Energy Systems Corporation (“Stuart Energy”)	Canada
Hydrogenics Europe N.V.	Belgium

3. Description of Our Business
Overview
In the third quarter of 2005, we organized our business into three business units: (i) OnSite Generation focused on hydrogen generation products; (ii) Power Systems focused on fuel cell products; (iii) Test Systems focused on fuel cell test and diagnostic products and contract testing services. These business units are supported by a corporate services group providing finance, insurance, investor relations, communications, legal, treasury, human resources, strategic planning, compliance, and other administrative services.
Our OnSite Generation group sells hydrogen generation products to industrial, transportation and renewable energy customers. Our Power Systems group sells fuel cell products to original equipment manufacturers (OEMs), systems integrators and end users for stationary applications such as backup power and light mobility applications such as forklift trucks. Our Test Systems group sells fuel cell test station products to OEMs, fuel cell and fuel cell component developers to validate their fuel cell products and provides testing services to third parties to validate their fuel cell development efforts. Organizing ourselves into three business units allows us to better allocate our resources, position ourselves for growth opportunities in a variety of markets, report on a segmented basis, focus our management resources, and mitigate the risk of one part of our business not meeting expectations.
Our business as at March 14, 2006 is summarized below.
OnSite Generation
Our hydrogen generation products produce, compress, store and dispense hydrogen for a full range of industrial hydrogen and energy applications. We are well positioned in the onsite hydrogen generation market with over 58 years of experience, strong brand recognition and an installed base exceeding 1,100 units worldwide.
We believe we are one of the only companies in the world with proprietary water electrolysis technology including both alkaline water and proton exchange membrane (PEM) technology. We also have access to natural gas reforming products integrated alongside our own products.
The overall market for hydrogen includes the merchant market for hydrogen, estimated at $5 billion annually, and is served by industrial gas companies as well as onsite hydrogen generation product manufacturers such as ourselves. We believe that the annual market for onsite hydrogen generation is approximately $100 million to $200 million in respect of our products and we believe that in the future the onsite market will comprise a greater portion of the total merchant market for hydrogen.
We sell our hydrogen generation products directly to end users and to leading industrial gas companies such as Air Liquide, Air Products, BOC and Linde AG, who in turn install our products at customer sites and sell the hydrogen produced by this equipment to their customers.
The business objectives for our OnSite Generation group are to: (i) increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) increase sales to industrial gas companies; (iii) continue to market our product offering to oil and gas companies such as BP, Chevron, Shell and others who are deploying hydrogen fueling stations for select market opportunities; (iv) launch our large scale electrolyzer product line allowing customers to convert renewable energy such as wind and solar energy to hydrogen for future use; and (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East.
Our OnSite Generation business unit is centered in Oevel, Belgium, with satellite operations in Mississauga, Ontario and employs 46 and 24 full-time staff in each location respectively. In 2005, our OnSite Generation business generated revenues of $21.7 million.
Power Systems
Our Power Systems products are based on proton exchange membrane, or PEM, technology and use hydrogen as a fuel to provide power for use in stationary and light mobility applications. PEM fuel cell technology is regarded by many, including leading automotive manufacturers, as the de facto standard for mass market adoption of fuel cells. While the market for PEM fuel cells is in its infancy, we believe we are well positioned given the state of our technology, market awareness of our products and the engagement of initial customers including American Power Conversion (NASDAQ:APCC), Deere & Company (John Deere) (NYSE:DE), General Motors (NYSE:GM) and, most recently, a leading military OEM which awarded us an $8 million contract for fuel cell products.
We believe our designs are robust, efficient, reliable and have versatility across markets, favorably positioning us relative to other developers of fuel cell products. PEM fuel cells offer a combination of features and benefits to customers that is not available using incumbent technologies such as batteries, diesel generators or internal combustion engines. In the case of backup power, we primarily compete by offering extended runtime and higher reliability. In the case of light mobility applications, we compete by offering productivity and operational efficiencies, and in time, lower costs. We also offer a range of engineering services to integrate complete fuel cell systems to meet specific customer needs.
Our target markets include backup power for datacenters and telecom applications and light mobility applications such as forklift trucks. We also target military applications for our products, historically an early technology adopter. The worldwide market for data centre backup power is estimated to be in excess of $7 billion. The market for telecom backup power is estimated to be $2-3 billion in the U.S. alone, based on a complete displacement of existing battery systems. Within the light mobility market, it is estimated that more than 600,000 forklift trucks were sold in 2004, of which, roughly half were battery powered.
We sell our fuel cell products to OEMs such as APC and John Deere who incorporate our fuel cell modules in their respective InfrastruXure (ISX) and Gator product lines. We also sell fuel cell products to systems integrators and end users such as telecom companies that use our fuel cell modules to provide backup power for cell tower sites.
The business objectives for our Power Systems group are to: (i) offer a common fuel cell platform across many markets enabling ease of manufacturing and reducing development spending; (ii) achieve market penetration in the backup power and light mobility markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iii) invest in sales and market development activities in the backup power and light mobility markets; (iv) continue to target the military and aerospace as a bridge to future commercial markets; and (v) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business unit is centered in Mississauga, Ontario, with a satellite facility in Gladbeck, Germany and employs 84 full-time staff. In 2005, our Power Systems business unit generated revenues of $3.9 million.
Test Systems
Our Test Systems products are used for optimizing the performance of fuel cell products by simulating, monitoring and controlling the effect of variables such as power load, temperature, pressure, humidity and potential contaminants on a fuel cell, and for measuring the effect of changes in these variables on fuel cell performance. We also provide testing and diagnostic services to third parties utilizing test stations at our facilities. We believe our test stations and diagnostic products are important elements for fuel cell development both now and in the future as broad commercial markets emerge. We have gained significant experience designing, manufacturing and selling over 500 fuel cell test stations worldwide. Historically, our test products have been used in the PEM fuel cell market but recently we have secured orders for test stations for other fuel cell technologies including molten carbonate, solid oxide and direct methanol.
We estimate the worldwide market for test stations to be between $50 — $60 million annually, the majority of which, we believe, is represented by automotive manufacturers advancing their fuel cell development efforts and developers of fuel cells and related components. We anticipate that fuel cell test stations will evolve from strictly supporting research and product development activities to supporting manufacturing and commercial deployment of fuel cell products.
We sell our test products and test services to many of the world’s leading automotive companies such as General Motors, Nissan and Toyota as well as to fuel cell developers and component suppliers currently engaged in their own fuel cell development programs.
The objectives for our Test Systems group are to: (i) increase gross margins in our existing product lines by improving our procurement and manufacturing processes; (ii) introduce proprietary diagnostic capabilities and software features in our products; and (iii) market our products to developers of fuel cells using alternative fuel cell technology including PEM as well as molten carbonate, solid oxide and direct methanol fuel cells.
Our Test Systems business is based in Burnaby, British Columbia and employs 54 full-time staff. We also have 2 full-time staff in Germany and 5 full-time staff in Japan providing sales and field service. In 2005, our Test Systems business unit generated revenues of $11.6 million.
History
From inception through to the end of 2000, our revenues were predominantly derived from selling test products and related diagnostic equipment, with limited sales of fuel cell products and engineering services, principally under military and government contracts. In November 2000, we completed our initial public offering of common shares generating net proceeds of $84 million and listed our common shares on the Toronto Stock Exchange (“TSX”) and the NASDAQ National Market (“NASDAQ”). These funds, in addition to access to capital markets and our expertise in the fuel cell testing business, provided the platform for advancing the development of our fuel cell power products. In 2001, we began to expand the sale of our fuel cell products and of our integration services.

In January 2003, we acquired Greenlight Power Technologies, our principal competitor in the fuel cell test equipment business for $20 million, satisfied by approximately $2.3 million of cash and 4.2 million common shares, representing approximately 8% of our then outstanding common shares. Subsequent to the acquisition, we consolidated our fuel cell test businesses in Burnaby, British Columbia allowing us to focus on fuel cell development activities in Mississauga, Ontario.
In a February 2004 offering, we issued a total of 11.4 million common shares for net proceeds of $61.6 million including the over-allotment option.
In January 2005, we acquired Stuart Energy, a recognized leader in onsite hydrogen generation systems for industrial, transportation and energy markets, for $129 million and satisfied the purchase price by issuing approximately 27 million shares. This acquisition diversified our product portfolio, provided us with a world class customer base including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron, Ford, General Motors, John Deere, Linde, Shell Hydrogen and Toyota, strengthened our European presence, and augmented our management team and employee base. On closing, we carried out a comprehensive integration program achieving annualized cost savings exceeding $10 million. Further information regarding this acquisition can be found in the business acquisition report dated March 21, 2005 filed by Hydrogenics with the securities regulatory authorities, which is specifically incorporated by reference in this Annual Information Circular.
Our revenues are segmented as follows:

	2005	2004
	(in millions)
OnSite Generation	$21.7	$1.5
Power Systems	3.9	4.1
Test Systems(1)	11.6	11.0

Total	$37.2	$16.7

Note:
(1)	Test Systems revenues include $1.8 million for testing services in 2004 and $2.7 million for engineering services in 2005, primarily provided to General Motors.
Industry Trends
This section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on pages 1 and 2, and page 29 of this Annual Information Form for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
We anticipate our business will continue to benefit from several broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. In particular, ‘green’ hydrogen can be generated universally from renewable power sources such as hydroelectric, geothermal, solar and wind or from low-emission sources such as biomass and nuclear. These industry trends are discussed below.
Sustained high prices for oil and natural gas. In recent years, oil and natural gas prices have increased and it is generally viewed that these prices will continue to increase over the long term due to increased demand from emerging market economies such as China and India, localized supply constraints and political instability in oil producing areas. As the cost of these commodities increase relative to the price of electricity, our electrolysis-based onsite hydrogen generation products stand to become more cost competitive, increasing onsite generation market share. Similarly, we expect that the higher efficiency of fuel cells will make them increasingly appealing relative to conventional internal combustion engines.
Increased government legislation worldwide promoting alternative energy sources including hydrogen. In recent years, numerous governments have introduced legislation to promote and develop the use of hydrogen in energy applications, as a partial response to the risks and adverse effects of fossil fuels. We anticipate this interest will accelerate over time. The U.S. Energy Bill introduced by President Bush in August 2005 offers tax credits of up to 30% or $1,000 per kW, a significant financial incentive in North America which became effective in January 2006. Furthermore, President Bush stated in his recent State of the Union address that he plans to increase funding for hydrogen fuels to $289 million. In April, 2004, Governor Schwarzenegger signed an Executive Order creating the California Hydrogen Highways Network, a public and private partnership with the objective of building a California hydrogen highway by 2010 in order to enable the transition to a hydrogen economy in California. The European Union has adopted an action plan to replace 20% of vehicles using diesel and gasoline fuels in the road transportation sector with vehicles that use natural gas and hydrogen by 2020. European efforts include the European Commission establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership. Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.
Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality. Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment. Most notably, the Kyoto Accord, a United Nations sanctioned protocol, was enacted to address global warming problems by reducing greenhouse gas emissions. Jurisdictions are also enacting legislation aimed at curbing idling or emissions that affect urban air quality, or affect indoor operation of utility vehicles.
The need for industrialized economies to access alternative source of energy to reduce their dependency on fossil fuels. Many industrialized nations, including some of the fastest-growing economies, import the majority of the fossil fuels consumed in their respective economies, creating a dependency on external sources and exposing them to significant trade imbalances.
For stationary power, in the United States alone, approximately 400,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring units. The existing electricity transmission and distribution grid in the United States is overburdened in many regions. By locating power generation products close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid. Hydrogen and fuel cell technologies are well suited to a distributed generation model providing an emerging opportunity for hydrogen fuel cells and hydrogen powered internal combustion engines to provide stationary generating capacity.
China and India also have growing concerns around energy supply and security, which are leading those countries to pursue initiatives promoting hydrogen and energy-efficiency programs. Further, as the introduction of automobiles continues to accelerate in India and China, such dependency may become increasingly unsustainable, creating an opportunity for hydrogen and fuel cells.
Our Strategy
Our strategy consists of long term corporate initiatives and a number of near-term business initiatives specific to each of our business units. The more significant initiatives are noted below.
Corporate initiatives
•	Pursue a diversified product portfolio linked to hydrogen. Our hydrogen products and services span multiple product lines as well as geographic markets, insulating us from unanticipated adoption rates in any market. By offering a diversified but complementary product portfolio, we differentiate ourselves in the marketplace with our ability to supply a bundled product offering, for example combining hydrogen refueling and fuel cell powered forklift trucks to be used together in a single installation or deployment. Our experience in commissioning more than 1,600 hydrogen products worldwide facilitates customer acceptance and market penetration.

•	Source components and sub-assemblies from cost effective jurisdictions. As our production volumes increase and our manufacturing processes become more mature, we anticipate sourcing components and sub-assemblies from more cost effective jurisdictions, particularly Asia.

•	Utilize third parties in sales and marketing, research and product development activities. We concentrate our sales and marketing and research and product development initiatives in those areas we consider most important to our business. We rely on and provide assistance to third parties who have specialized resources as they conduct research and product development in areas such membrane electrode assemblies, bi-polar plates and various power conditioning components. Similarly, for sales and marketing we rely extensively on OEM partners such as APC and John Deere, using their distribution channels and after-sale support to reduce our capital requirements.

•	Continue investing in qualified personnel. We believe that the skills of our management team and other personnel are important factors in our progress to date. We intend to continue our efforts and to attract, motivate and retain personnel to support our growth strategies.

Business unit initiatives
•	Our primary initiatives for the OnSite Generation business include: (i) improving gross margin realizations of our current products by improving manufacturing processes and adopting more aggressive component pricing policies; (ii) launching a new generation electrolysis product based on a scale up and improvement of our existing alkaline electrolysis technology thereby allowing us to access the renewables market; (iii) continuing to work with progressive oil and gas energy companies pursuing hydrogen initiatives; (iv) focusing sales and marketing resources on activities with industrial gas companies; and (v) introducing a PEM based electrolyzer to extend the lower capacity range of our electrolysis products.

•	Our primary initiatives for the Power Systems business include: (i) investing in market and product development teams/initiatives to create demand in backup power and light mobility markets, particularly Class 1 and 2 forklift trucks; (ii) investing in manufacturing engineering activities that will enable us to increase our production capacities; (iii) establishing agreements with a number of third parties to distribute our products in targeted markets; and (iv) accelerating our research and product development activities in the area of cost reduction.

•	Our primary initiatives for the Test Systems business include: (i) improving gross margins by reducing material costs; (ii) differentiating our products in the marketplace by increasing the capabilities and features of our software; and (iii) pursuing sales and marketing initiatives to secure orders from solid oxide and direct methanol fuel cell customers.
Our Products and Services
Our products include HySTAT™ hydrogen generation equipment in our OnSite Generation business, HyPM® fuel cell products in our Power Systems business and FCATS® fuel cell automated test stations in our Test Systems business. We also provide testing services to third parties within our Test Systems business and engineering services within our Power Systems business. A summary of our product lines are noted below.
HySTAT™ Hydrogen Stations
HySTAT™ Hydrogen Stations offer a dependable onsite supply of hydrogen for a variety of hydrogen applications including vehicle refueling, distributed power, and industrial processes. From a selection of versatile modular components, we configure the optimum HySTAT™ Station that precisely meets customer needs for hydrogen generation, storage, and dispensing. The HySTAT™ product line offers a portfolio of hydrogen generation technologies including alkaline electrolysis, PEM electrolysis and reformers. We also provide spare parts and service for our entire installed base. We currently offer the following HySTAT™ models:
•	HySTAT™ Generator. This product is suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications and generates between 1-300 normal cubic meters per hour (“Nm3/hr”) of hydrogen.

•	HySTAT™ Refueling Station. This product is designed to refuel hydrogen-powered vehicles generating up to 600 kg/day of high purity hydrogen at up to 10,000 psi. The system is configured with a HySTAT™ hydrogen generator together with modules for compression, storage and dispensing as required.

•	HySTAT™ Energy Station. This product includes stationary hydrogen-fueled power generation, with optional refueling equipment. The system can generate up to 600 kg/day of high purity hydrogen and provide backup or intermittent power across a range of 5-65 kW. The system includes all the components of a HySTAT™ Refueling Station with the addition of a power module to produce backup power.
HyPM® Fuel Cell Products
Our HyPM® fuel cell products provide high performance, high efficiency power from clean hydrogen fuel. The HyPM® product is well suited to compete with existing battery applications by offering longer runtimes and life, at a significantly smaller size and weight. The HyPM® also competes with certain diesel power applications by offering clean, quiet operation and higher demand reliability. Our products are built on a common platform allowing us to achieve volume purchasing and manufacturing efficiencies.
•	HyPM® Fuel Cell Power Modules. Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 8, 12, 16 and 65 kW. This product is suitable for a wide range of stationary, mobile and portable power applications. The HyPM® XR model is targeted at backup power applications and the HyPM® LP model is targeted at mobility applications.

•	HyPM® Fuel Cell Power Pack. Our HyPM® Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors which provide higher power in short bursts. This product has the same form, fit and function as large battery packs used in devices such as forklift trucks.

•	Integrated Fuel Cell Systems. Our integrated fuel cell systems are built around our HyPM® power modules and are targeted to portable and stationary applications including portable and auxiliary power units for military applications and direct current or DC backup power system for cellular tower sites.

•	Engineering Development Services. We also enter into engineering development contracts with certain customers for new or custom products.
FCATS® Test Stations
We design and manufacture fuel cell test and diagnostic equipment, and offer testing services to customers requiring third party testing programs. Our test stations perform testing and diagnostic functions by providing the necessary balance of plant components and subsystems to simulate, monitor and control key parameters of a fuel cell such as power load, temperature, pressure, humidity and potential contaminants. Our product line has a power range from 0.5W for our smallest test stations to 180kW for our largest test stations. We also offer a full range of testing services as a cost-effective solution for customers who wish to initiate a test program through an outside supplier. Through our testing services, we are able to offer our customers rapid implementation, improved productivity, reduced financial risk and independent test validation.
Sales and Marketing
We have a direct sales force of approximately 20 full-time sales professionals in Belgium, Canada, China, Germany, India, Japan, Russia and the United States, along with a global network of sales agents and distribution channels. We believe that our ability to market and sell a diversified product portfolio through global sales and distribution channels provides us with an advantage over our competitors. Our sales force is largely organized by region for each business unit.
Customers
The primary customers for our power products and services are OEMs, systems integrators and end users. Leading industrial gas companies, industrial end users, oil and gas companies and utilities are the primary customers for our hydrogen generation products. In the case of our test products and services, automotive and other OEMs and fuel cell component providers are our primary customers.
In 2005, three customers comprised 11%, 10% and 5% of our revenue (in 2004, three customers comprised 31%, 15% and 14% of our revenue). In 2005, 39% of our revenues were derived from North America, 21% from Asia, 13% from Europe, and the remaining 27% were derived from other foreign jurisdictions (in 2004 these numbers were 27%, 18%, 54% and 1% respectively). Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.
We have entered into agreements with several customers to pursue commercial opportunities which we view as important to our success. Our key customer agreements are summarized below.
•	General Motors. In October 2001, we entered into an agreement with General Motors to accelerate the development of fuel cell technology. This agreement includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with this agreement, we issued General Motors approximately 11.4 million of our common shares, or approximately 21% of our then outstanding common shares, and warrants to purchase approximately 2.5 million additional shares. This agreement positions us for what we anticipate will eventually become the largest market for fuel cell applications and provides an opportunity to demonstrate our products in other early market applications.

•	American Power Conversion (“APC”). In November 2004, we entered into a collaborative development agreement with American Power Conversion Corp. (NASDAQ: APCC) and we announced an order for 25 fuel cell power modules to be incorporated into their backup power products. APC is a leading global supplier of high availability systems for network-critical physical infrastructure. Our HyPM® XR is a key component of APC’s new InfraStruXure™ product line. We continue to work with APC to define product requirements to accelerate market adoption.

•	Deere & Company. In August 2002, we launched a new development effort with Deere & Company that culminated in the delivery of an innovative power module used to power a John Deere commercial work vehicle. In July 2004, we entered into a five-year agreement with Deere & Company to facilitate the commercialization of fuel cells and hydrogen fuel generation systems.

•	Chevron. In May 2004, we executed a master services agreement with ChevronTexaco Technology Ventures LLC and subsequently secured multiple work orders to integrate a fully packaged hydrogen generator based on ChevronTexaco Technology Ventures’ proprietary reformer technology. This agreement positions us in the emerging transportation market for hydrogen with a world leading multinational corporation pursuing hydrogen business opportunities.

•	Cheung Kong Infrastructure Holdings Limited (“CKI”). We are working with Cheung Kong Infrastructure Holdings Limited to demonstrate a HySTAT™ hydrogen fueling station, together with a hydrogen-powered bus that CKI plans to demonstrate in Hong Kong. An important part of the process to commercialize our HySTAT™ and hydrogen power products in the Hong Kong and Asia Pacific markets relates to codes and standards acceptance. We have been working with CKI on educating the applicable local regulators on the safety of our hydrogen products. CKI is a large, publicly listed company based in Hong Kong with utility and infrastructure-related holdings in Hong Kong, China, Australia and the Philippines.

•	Leading Global Industrial Gas Companies. We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., BOC Gases and Linde A.G., four of the leading global industrial gas companies. While these contracts have expired, we anticipate that they will be renewed in 2006. Typically, these agreements provide that we will be the preferred supplier of onsite, electrolysis-based hydrogen generators for industrial applications to the applicable industrial gas company. We believe that these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners.

•	Shell Hydrogen. In June 2003, we entered into a development, marketing and sales agency agreement with Shell Hydrogen, a global business of the Royal Dutch/Shell Group of Companies, wherein Shell Hydrogen was granted access to our prototype HomeFueler™, which is expected to be an advanced, small-scale electrolyzer developed specifically for home hydrogen production and capable of refueling an individual car overnight. Under this agreement, Shell Hydrogen obtained certain rights to act as an agent for the HomeFueler™ and committed to conduct certain market analysis of the potential of home hydrogen refueling.

•	Statkraft and EHN. In October 2003, we entered into a joint cooperation agreement with Statkraft SF (“Statkraft”) and Corporación Energía Hidroeléctrica de Navarra S.A. (“EHN”) to assess, demonstrate and develop advanced renewable energy-based hydrogen production and distribution solutions. Both Statkraft and EHN have purchased initial equipment for evaluation and demonstration of vehicle and stationary power applications.

•	Military OEM. In December 2005 we entered into a multi-year joint cooperation agreement with a military OEM. For reasons of confidentiality, we cannot disclose the name of this OEM. In conjunction with the signing of the cooperation agreement, we were awarded an $8 million contract for multiple units of its HyPM® 500 series fuel cell power modules.

Research and Product Development
Our research and product development team consists of approximately 22 staff who are primarily located in Mississauga, Ontario and are focused primarily on our fuel cell activities. The remainder are located in Oevel, Belgium and Burnaby, British Columbia and work on electrolysis and test station activities, respectively. Collectively, these individuals have several hundred years of experience in the design of fuel cell, electrolysis and test station products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.
Our objective is to develop complete products rather than components and to ensure that these products are constantly improved throughout the product life. Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost. Prototypes are often validated by lead customers such as APC and John Deere.
We seek cost-sharing projects with various government agencies primarily in North America to partially offset our research and product development expenses. We currently have contribution agreements from Natural Resources Canada and Industry Canada, including Technology Partnerships Canada. In 2005, $3.0 million, or 28% of our research and product development expenses were funded by various governments.
Our current research and product development plans are summarized below:
•	OnSite Generation. Our research activities are focused on performance improvements of our electrolyzer cell stacks. Our product development activities are focused on large scale electrolyzers to store renewable or other zero-emission energy as hydrogen, thereby helping to address the intermittency problem associated with most renewable energies, or to refuel vehicles from locally-produced non-fossil sources. Our product development also focuses on small scale PEM electrolyzers which we believe will have greater demand due to their lower cost and size in the small capacity range of <10 Nm3/h. Our larger-scale and lower-scale product developments aim to make Hydrogenics the “one-stop shop” for all needs of OnSite hydrogen generation.

•	Power Systems. At the stack, or component level, we are focused on testing, adapting and integrating new materials, design concepts, manufacturing techniques and on cost reduction. At the module or product level, we are focused on cost reduction and on meeting market specific requirements for durability and performance. Our product development also focuses on reducing the packaging size, allowing the same power module to deploy in both mobile and stationary applications.

•	Test Systems. Our research and product development activities are centered on increasing the features of our software to allow our customers to better diagnose, monitor and optimize their fuel cell activities.

Intellectual Property
We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We generally enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 82 patents in a variety of jurisdictions (15 more have been allowed in the United States and will be granted in the coming months) and have more than 439 patent applications pending. Additionally, we enter into commercial licenses and cross-licenses to access third party intellectual property.
We typically retain sole ownership of intellectual property developed by us. In certain situations, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. In the case of General Motors, we have a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology. In the case of Dow Corning, we jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to sealing and sealing materials, for fuel cell and electrolyzer assemblies.
Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.
Manufacturing
The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing related functions in-house, including manufacturing engineering, and development of manufacturing test procedures and fixtures.
We anticipate being able to move various aspects of our manufacturing operations to third parties or other lower cost jurisdictions as production volumes increase. By moving to third parties, we would benefit from contract manufacturer economies of scale, access to high quality manufacturing resources and reduced equipment capital costs and equipment obsolescence risk. We also anticipate that we will commence sourcing components from third parties in Asia over time to reduce our material costs.
We are dependent upon third party suppliers for certain key materials and components for our products such as membrane electrode assemblies (MEA) and ultra capacitors. We believe that we have sufficient sources and price stability of our key materials and components.
In respect of our Oevel manufacturing facility, we have certifications in ISO 9001-2000, ISO 14001 and OHSAS 18001.
Facilities
We have the following facilities:
•	Mississauga, Ontario, Canada. Our 96,000 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility and is leased until August 31,

2010. Principal activities at this facility include the manufacture and assembly of our fuel cell power and reformer based products, research and product development for our fuel cell power products, hydrogen generation products and fuel cell testing services as well as our corporate activities.

•	Oevel-Westerlo, Belgium. Our 21,445 square foot facility in Oevel-Westerlo, Belgium serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2008. Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•	Burnaby, British Columbia, Canada. Our 54,000 square foot facility in Burnaby, British Columbia serves as our manufacturing facility for our Test Systems business and is leased until December 31, 2009. Principal activities at this facility include the manufacture and assembly of our test products, test products research and product development as well as administrative functions related to our Test Systems business.

•	Gladbeck, Germany. Our Power Systems group maintains a 6,458 square foot facility in Gladbeck, Germany which is leased until November 2010. This facility is used to provide fuel cell integration services for European customers and serves as our European office for fuel cell activities of our Power Systems business.

•	Tokyo, Japan. Our Test Systems division maintains a 1,200 square foot facility in Tokyo, Japan. This facility is used as a sales and service office for both our Power and Test Systems groups as well as a maintenance facility for our Test Systems business.
In 2005, we assumed lease obligations previously established by Stuart Energy, including: (i) a 135,000 square foot executive office and manufacturing facility in Mississauga, Ontario, with an annual lease cost of approximately $0.8 million expiring in July 2006; and (ii) a vacant 53,240 square foot facility in Shawinigan, Quebec, with an annual lease cost of approximately $0.3 million expiring in May 2011. In connection with its acquisition of Vandenborre Technologies NV in February 2003, Stuart Energy sought to rationalize its consolidated facilities in 2003. As a result, Stuart Energy has previously taken a financial charge relating to the Shawinigan, Quebec facility.
We also have small sales offices in Asia, Europe, and North America. We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.
Human Resources
As at March 14, 2006, we employed approximately 236 full-time staff of which 47 are professional staff, including engineers, scientists, and other professionals, including 4 PhDs. Our full-time staff is divided between 70 full-time staff in our OnSite Generation business, 84 full-time staff in our Power Systems business, 61 full-time staff in our Test Systems business and 21 full-time staff in our Corporate Services business.
Our ability to attract, motivate and retain qualified personnel is critical to our success. We attempt to align the interests of our employees with those of shareholders through the use of incentive stock options and a performance-based compensation structure. A majority of employees own our common shares or options to purchase our common shares. We have entered into non-disclosure and confidentiality agreements with key management personnel and with substantially all employees. None of our employees are represented by a collective bargaining agreement and we believe that our relations with our employees are good.
Legal Proceedings
We are not currently party to any material legal proceedings.
Competition
OnSite Generation
Our HySTAT™ generators compete with suppliers of delivered hydrogen, manufacturers of onsite hydrogen generation products using electrolysis and small steam methane reformers – a development stage technology which, to our knowledge, has yet to emerge as commercially competitive to either delivered gas or onsite electrolysis. In the delivered hydrogen segment, we compete with Air Liquide S.A., Air Products and Chemicals, Inc., BOC Gases, Linde AG and Praxair. In the onsite electrolysis market, we compete with Distributed Energy Systems Corporation, Norsk Hydro ASA, Purification Equipment Research Institute of CISC and Teledyne Energy Systems, Inc. Lastly, in the onsite small steam methane reformer market, a technology which is still in the development stage, we compete with Caloric, Harvest Energy Technology, Inc., H2Gen, HyRadix Inc. and Mahler.
Our HySTAT™ Energy Stations compete with hydrogen and fuel cell technology businesses such as Distributed Energy Systems Corporation, General Hydrogen Corporation, H2Gen Systems, HyRadix Inc., Norsk Hydro ASA, Plug Power Inc. and Teledyne Energy Systems, Inc.
We may also compete with system integrators of integrated hydrogen infrastructure solutions, such as Dynetek Corporation and Quantum Fuel Systems Technologies Worldwide, Inc., who both provide a “mobile” refueling solution from trailer-mounted storage similar to our trailer-mounted mobile hydrogen generation systems.
Power Systems
We compete with providers of incumbent technologies, such as batteries and diesel generators, and businesses that have fuel cell development programs. Companies that we currently compete with include Anuvu, Ballard Power Systems Inc., Cellex Power Products, Inc., Distributed Energy Systems Corporation, General Hydrogen Corporation, Giner, Inc., Honda Motor Co. Ltd., Intelligent Energy, Lynntech Incorporated, Nuvera, Plug Power Inc., Quantum Fuel Systems Technologies Worldwide, Inc., ReliOn Inc., Teledyne, Toshiba Corporation, Toyota Motor Corporation, and United Technologies Corporation. Competing companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Hitachi, Ltd. and United Technologies Corporation. Additionally, certain of our competitors have announced corporate alliances with major vehicle manufacturers such as Daimler-Chrysler, Ford and Honda.

We also compete with companies that are developing other types of fuel cells. There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications: phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differ in the component materials, as well as in overall operating temperatures. While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe that PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary applications. Further, most automotive companies have selected PEM technology for fuel-cell-powered automobiles, which we expect will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.
Test Systems
We compete with a number of companies manufacturing fuel cell automated test stations including Chino Corp., ElectroChem, Inc., Fideris Incorporated, FuelCon, Hitach Hitech, NSLX, and Teledyne Energy Systems, Inc.
Many of our competitors have substantially greater financial, research and development and marketing capabilities than we do and we anticipate that other well financed businesses may enter this market and compete with us.
Government Regulation
Our products are subject to oversight and regulation at various governmental levels relating to a variety of factors including building codes, public safety, electrical and gas pipeline connections, hydrogen siting and related matters.
4. Description of Share Capital
Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 91,747,666 common shares and no preferred shares were issued and outstanding as of March 10, 2006.
Each common share carries one vote on all matters to be voted on by our shareholders. Holders of common shares are entitled to receive dividends as and when declared by our board of directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon Hydrogenics’ liquidation, dissolution or winding up. Common shares do not carry pre-emptive rights or rights of conversion into any other securities. However, we have granted General Motors a pre-emptive right. See Section 8 — “Interest of Management and Others in Material Transactions — Transaction with General Motors”. All outstanding common shares are fully paid and non-assessable. There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.
Our board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event that preferred shares are issued, the board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.
5. Dividends
We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

6. Market For Securities
Our common shares are listed on the TSX under the symbol “HYG” and on the NASDAQ under the symbol “HYGS”.

	TSX			NASDAQ
2005	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
January	5.79	4.95	968,203	4.85	4.02	4,236,717
February	5.59	4.88	955,641	4.49	3.90	4,456,705
March	6.45	5.09	2,200,554	5.38	4.20	12,457,415
April	5.56	4.68	617,199	4.53	3.73	5,897,079
May	5.00	4.21	1,091,807	4.03	3.33	5,325,230
June	4.90	3.85	899,683	3.98	3.10	6,659,997
July	4.59	3.92	936,945	3.72	3.21	6,583,172
August	4.93	3.93	1,014,263	4.17	3.20	11,389,550
September	5.07	4.15	937,354	4.30	3.61	8,540,262
October	4.81	3.31	1,983,432	4.10	2.79	8,591,851
November	3.95	2.95	1,222,236	3.34	2.57	8,425,843
December	3.71	2.93	1,407,146	3.21	2.50	7,786,955

7. Directors and Officers
The following table sets forth information with respect to our directors and executive officers as of March 14, 2006:

	Province or State and		Director or Executive
Name	Country of Residence	Title	Officer Since
Norman M. Seagram(1)(2)(3)(4)	Ontario, Canada	Chairman of the Board of Directors(5)	2000
Dr. Hugo Vandenborre	Kasterlee, Belgium	Vice Chairman of the Board of Directors(5)	2005
Frank Colvin	Michigan, United States	Director(5)	2001
Peter C. Johnson(3)(4)	Ontario, Canada	Director(5)	2005
Donald J. Lowry(1)(2)	Alberta, Canada	Director(5)	2000
Pierre Rivard	Ontario, Canada	President, Chief Executive Officer and Director(5)	1995
V. James Sardo(2)(3)(4)	Ontario, Canada	Director(5)	2003
Andrew T.B. Stuart(1)	Ontario, Canada	Director(5)	2005
Wesley Twiss(1)(3)	Alberta, Canada	Director(5)	2003
Joseph Cargnelli	Ontario, Canada	Chief Technology Officer and Director(5)	1996
Lawrence E. Davis	Ontario, Canada	Chief Financial Officer	2005
Salil Munjal	Ontario, Canada	Vice President, Corporate Development, General	2005
		Counsel and Corporate Secretary
Jennifer Barber	Ontario, Canada	Vice President, Finance and Corporate Controller	2005
Jonathan Lundy	Ontario, Canada	President, Power Systems	2000
Mel Ogmen	British Columbia, Canada	President, Test Systems	2004
Bart Van Ouytsel	Geel, Belgium	President, OnSite Generation	2005
Dr. Ravi B. Gopal	Ontario, Canada	Vice President, Applications Development	1998
John Werderman	Washington, United States	Vice President, Business Development, Power Systems	2006

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Nomination and Corporate Governance Committee.

(3)	Member of the Human Resources and Compensation Committee.

(4)	Member of the Executive Advisory Committee.

(5)	Each director will hold office until the next annual meeting of shareholders to be held on May 24, 2006, or until his successor is duly elected or appointed.
As of the date of this annual information form, our directors and senior officers, as a group, beneficially own, or exercise control or direction over 13,272,536 of our common shares, being 14.5% of our outstanding common shares.
Norman M. Seagram, Chairman of the board of directors. Mr. Seagram was elected Chairman of our board of directors in July 2000. Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company that he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is a trustee of Trinity College School and serves on the International Advisory Council of INSEAD, France, and on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto.
Dr. Hugo Vandenborre, Vice Chairman of the board of directors. Dr. Vandenborre joined our board of directors as Vice Chairman in January 2005 in connection with our acquisition of Stuart Energy. Dr. Vandenborre was the Chairman of the board of directors of Stuart Energy from September 2003 to January 2005. Prior to February 2003, Dr. Vandenborre served as the Chairman, President and Chief Executive Officer of Vandenborre Technologies N.V., a private company he founded in 1991. Dr. Vandenborre is a past President of the European Electrochemical Engineering Society and the International Hydrogen Energy Committee. He is a founding member of HYNET, the European Hydrogen Energy Thematic Network. He has served on various advisory committees of the Commission of the European Union and in 2002 was appointed as member of the “High Level Group” to advise the European Commission President, the European Commission Vice President, who is responsible for Energy and Transport, and the European Commission Research Commissioner on hydrogen and fuel cells. Dr. Vandenborre sits on the Advisory Council of the European Commission in connection with the development of a deployment strategy for a sustainable hydrogen economy. He also sits on the advisory panel of Conduit Ventures Limited, a venture capital company focused on fuel cells and related hydrogen technologies, backed by Danfoss A/S, Johnson Matthey plc, Mitsubishi Corp. and Shell Hydrogen.
Frank Colvin, Director. Mr. Colvin joined our board of directors in November 2001. In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors. Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including Vice President of Engineering, General Motors Europe. At the same time, Mr. Colvin was responsible for General Motors Global Alternative Propulsion Centers (GAPC), managing General Motors’ fuel cell research and development at three locations in Germany, Michigan and New York State. In 2005, Mr. Colvin was the nominee of General Motors in connection with our strategic alliance with General Motors.
Peter C. Johnson, Director. Mr. Johnson joined our board of directors in January 2005 in connection with our acquisition of Stuart Energy. Mr. Johnson served as a director of Stuart Energy from 1998 to January 2005. Mr. Johnson is the President of Muirfield Advisors Inc., a mergers and acquisitions advisory firm that he founded in March 2003. Prior to March 2003, Mr. Johnson was a partner at the law firm McCarthy Tétrault LLP, where he practised corporate and commercial law since 1990. Mr. Johnson serves as Chairman of London Hydro Inc. (a local utility) and KGK Synergize Inc. (a nutraceutical company). Mr. Johnson is also a member of the board of directors of Fowler-Kennedy Sports Medicine Clinic and London Health Sciences Centre.
Donald J. Lowry, Director. Mr. Lowry joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. Mr. Lowry is Chairman of EPCOR Power LP. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From May 1991 to January 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry is a member of the Institute of Corporate Directors.
Pierre Rivard, President, Chief Executive Officer and Director. Mr. Rivard is one of our founders and has served as our President and as a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995,

Mr. Rivard served as a research engineer with the Department of Mechanical Engineering at the University of Toronto. Mr. Rivard recently served as Chairman of Fuel Cells Canada, and is a director of the Canadian Hydrogen Association and Chair of the Core Committee of the Canadian Fuel Cell Alliance. Mr. Rivard earned a Master’s degree in Mechanical Engineering from the University of Toronto, a Master’s degree in Business Administration from the University of Western Ontario, and a Bachelor’s degree in Mechanical Engineering from the Royal Military College of Canada.
V. James Sardo, Director. Mr. Sardo joined our board of directors in May 2003. In 2005, he became a Trustee of New Flyer Industries Inc. Since 2004 he has been Chairman of the Board of Trustees of Countryside Power Income Fund. He served as the Interim President and Chief Executive Officer of Royal Group Technologies Limited from November 2004 to May 2005 and has been a director of Royal Group Technologies Limited since November 2003. He is a trustee of Union Waterheater Income Trust and Custom Direct Income Fund. Mr. Sardo was President, Canadian Operations, of Moore Corporation Limited from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International from 1997 to 1999. Prior to 1997, Mr. Sardo held the Chief Executive Officer position at SNE, Inc. and Amre Inc. in the United States and the position of Chairman and Chief Executive Officer of Firestone Canada Inc. Mr. Sardo is a member of the Institute of Corporate Directors.
Andrew T.B. Stuart, Director. Mr. Stuart joined our board of directors in January 2005 in connection with our acquisition of Stuart Energy. Mr. Stuart served as a director of Stuart Energy from 1998 to January 2005, and as the Vice-Chairman of Stuart Energy from June 2001 to January 2005. Mr. Stuart is the Chairman of Sustainability Shift Inc., a private advisory, business development and investment firm that he founded in 2003. He was the President and CEO of Stuart Energy between 1999 and July 2001 and President of Stuart Energy Systems Inc. (a subsidiary of Stuart Energy) from 1997 to July 2001. Mr. Stuart is Chairman and CEO of Learning for a Sustainable Future, a pan-Canadian not-for-profit organization supporting youth and educators in sustainable development education. He serves on the Member Council of Sustainable Development Technology Canada, a $550 million foundation established by the Canadian Government to grant funds for clean technology development. He is an advisor to The Quantum Leap Company, an energy and efficiency focused advisory and fund management company. He is also a member of the board of directors of Dynetek Industries Ltd., a leading manufacturer of high pressure vehicle storage cylinders for natural gas, hydrogen and other gases.
Wesley Twiss, Director. Mr. Twiss joined our board of directors in February 2003. Mr. Twiss has over 35 years of experience in the oil and gas industry, including 13 years as the senior financial officer of two major Canadian companies. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. Mr. Twiss is a director of Addax Petroleum Corporation, Canadian Oil Sands Limited, Keyera Energy Management Limited and EPCOR, and is a trustee of Enbridge Commercial Trust. Mr. Twiss is a 2006 graduate of the Directors Education Program of the Institute of Corporate Directors.
Joseph Cargnelli, Chief Technology Officer. Mr. Cargnelli is one of our founders. He served as our Treasurer from January 1996 until July 2000 and as a director from January 1996 until January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Master’s of Applied Science degree in Mechanical Engineering and a Bachelor of Applied

Science degree in Mechanical Engineering from the University of Toronto. Mr. Cargnelli is a member of the Professional Engineers of Ontario.
Lawrence E. Davis, Chief Financial Officer. Mr. Davis has served as our Chief Financial Officer since April 1, 2005. Mr. Davis has over 20 years of financial and operational experience. He has been a Chartered Accountant since 1987. From 1999 to 2003, Mr. Davis was the Chief Financial Officer of GDI Global Data Inc., a wireless data services company. Mr. Davis also acted as the President of Saturn Capital Corporation, a merchant bank that advises, invests in and assumes senior management positions for high growth businesses from 1997 until 1999. From 1987 to 1997, Mr. Davis served as a Vice President for PricewaterhouseCoopers LLP and he previously worked for two years with Ernst & Young.
Salil Munjal, Vice President, Corporate Development, General Counsel and Corporate Secretary. Mr. Munjal has served as our Vice President, Corporate Development, General Counsel and Corporate Secretary since August 2005. Immediately prior to joining the Company, Mr. Munjal was an independent consultant to a private equity firm. From 2000 to 2004, Mr. Munjal served in various executive capacities with Leitch Technology Corporation, a public global technology company focused on digital media infrastructure. Most recently at Leitch, Mr. Munjal was Chief Operating Officer and prior to such position, served as Vice President, Corporate Development and General Counsel. Prior to joining Leitch, Mr. Munjal practiced corporate and securities law with Torys LLP, a leading North American business law firm, where he specialized in mergers and acquisitions and corporate finance. Mr. Munjal holds a Bachelor of Science (Hon.) and a Bachelor of Laws degree from the University of Toronto and Queen’s University, respectively.
Jennifer Barber, Vice President, Finance and Corporate Controller. Ms. Barber joined us through the acquisition of Stuart Energy in January 2005 and was appointed to the position of Vice President Finance and Corporate Controller in May 2005. Since taking on this position, Ms. Barber has led the finance team through a full range of financial consolidations arising from the acquisition, with the added responsibility of integrating Sarbanes-Oxley requirements into all of the Company’s financial processes and procedures. Hired by Stuart Energy in 2001, Ms. Barber served as Director, Corporate Finance from 2003 onward, and prior to that as Controller. She was employed from 1997 to 2001 by PricewaterhouseCoopers LLP. Ms. Barber received Institute of Chartered Accountant accreditation in 2000.
Jonathan Lundy, President, Power Systems. Mr. Lundy joined us in October 2000 as our Vice President, Corporate Affairs and Corporate Secretary. His title was changed to Vice President, General Counsel and Corporate Secretary in April 2003 and, following our acquisition of Stuart Energy, Mr. Lundy was promoted to President, Hydrogenics Power and Generation (now Power Systems). From August 1998 to October 2000, Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practiced corporate and securities law. Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of Arts degree from the University of Western Ontario.
Dr. Mel Ogmen, President, Test Systems. Dr. Ogmen joined us in the summer of 2004 as Vice President, Operations of Greenlight Power Technologies, Inc. In January 2005, Dr. Ogmen was promoted to President, Hydrogenics Test (now Test Systems). His former career, spanning 17 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology for major automotive OEMs. Under his leadership, Powerlasers grew from an entrepreneurial initiative to a full-fledged operation with world-class accounts, which is today under Dofasco ownership. Dr. Ogmen received his Bachelor of Science in Physics at Nottingham University in England, his Master’s of Science (Physics) from the University of Manitoba and his Ph.D. (Physics) from York University in Toronto.

Bart Van Ouytsel, President, OnSite Generation. Mr. Van Ouytsel has served as our President, OnSite Generation since August 2005 and was Vice President, European Operations since the Stuart Energy acquisition in January 2005 through August 2005. Prior to the acquisition, he was Vice President & General Manager, European Operations at Stuart Energy since February 2003. From May 2000 to February 28, 2003, Mr. Van Ouytsel served as the Chief Operating Officer for Vandenborre Hydrogen Systems N.V. From 1994 to May 2000, Mr. Van Ouytsel served as the European President and Managing Director of Illinois-based Pentair Corporation. Mr. Van Ouytsel holds a graduate degree in electronic engineering and graduated from the Vlerick Leuven Ghent Management University in Advanced Management.
Dr. Ravi B. Gopal, Vice President, Applications Development. Dr. Gopal joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. His title was changed to Vice President Systems and Applications Engineering in November 2001. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his PhD from the Indian Institute of Science.
John Werderman, Vice President, Business Development, Power Systems. Mr. Werderman has served as our Vice President, Business Development, Power Systems since February 2006. Mr. Werderman has over 25 years experience of building businesses within the high tech industry. Most recently, from March 2004 to March 2005, Mr. Werderman was President and CEO of ReliOn Inc., a private U.S. based developer of fuel cell systems. From 2004 to 2002, Mr. Werderman was a Director and Executive Consultant of Qualmag, Inc., a start-up power conditioning/power distribution company. Mr. Werderman also served as President of IBUS/Phoenix, Inc., a subsidiary of Maxwell Technologies, an international developer of energy storage and power delivery systems from 1997 to 2002. Mr. Werderman received his Master’s in Business Administration from Keller Graduate School of Management and his bachelors degree in accounting from Walton College.
Audit Committee
The Audit Committee of the board of directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. As at March 14, 2006, the members of the committee were: Wesley Twiss (chair), Norman Seagram, Don Lowry and Andrew Stuart. The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.
Wesley Twiss is Chair of the Company’s Audit Committee. He is also the current chair of the audit committee for each of the following public companies: Addax Petroleum Corporation, Canadian Oil Sands Limited, Enbridge Income Fund, EPCOR and Keyera Energy Management Limited. Mr. Twiss served as the senior financial officer of two major Canadian companies for 13 years. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for all aspects of corporate financial affairs, as well as strategic management and corporate development. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master’s of Business Administration from the University of Western Ontario.

Norman Seagram is a Corporate Director. Mr. Seagram holds a Master’s of Science in Engineering Production from the University of Birmingham and a Bachelor of Applied Science in Engineering & Business from the University of Toronto.
Don Lowry is President and Chief Executive Officer of EPCOR Utilities Inc.. Mr. Lowry holds a Bachelor of Communication with Honors and Master’s of Business Administration from the University of Manitoba. Mr. Lowry is a graduate of the Advanced Management Program of Harvard University.
Andrew T.B. Stuart is the Chairman of Sustainability Shift Inc. Mr. Stuart holds a Bachelor of Engineering from McGill University in Chemical Engineering with a minor in Management and a Master’s of Applied Science in Chemical Engineering from the University of Toronto. He is a registered Professional Engineer in the Province of Ontario.
The Audit Committee charter requires that each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq National Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. Accordingly, all committee members are required to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financial literacy means that the person has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company believes all of the current members of the Committee are financially literate.
In addition, the Audit Committee charter contains independence requirements that each committee member must satisfy and each current member meets those requirements. Specifically, the charter provides that no member of the committee may be an officer or retired officer of the Company and each member must be independent of the Company within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to audit committee members.
The Audit Committee has a policy restricting the provision of non-audit services by the Company’s auditors. Any such services must be permitted services as defined by the Audit Committee charter and must be pre-approved by the Audit Committee. The Audit Committee also pre-approves audit services and the related fees. Additional information regarding audit and non-audit services, together with the fees paid to the Company’s auditors, can be found in the section entitled “Business of Meeting – Appointment of Auditors” in the Company’s Management Information Circular dated March 14, 2006, which is specifically incorporated by reference in this Annual Information Circular.

8. Interest of Management and Others in Material Transactions
Transactions with Viking Engineering & Tool Co.
We subcontract some manufacturing in the normal course of our operations to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, our Chief Technology Officer and one of our principal shareholders. For the fiscal year ended December 31, 2005, this company invoiced us approximately $0.8 million. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.
Transactions with General Motors Corporation
In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology in global commercial markets. In connection with this strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001, and warrants to purchase approximately 2.5 million additional shares. These warrants were cancelled by the Company in a transaction with General Motors in December 2005 for consideration of $750,000, which was paid by the Company in the form of a credit against the amount due from General Motors in respect of testing services. We have agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting.
In connection with this strategic alliance, General Motors granted us a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and modules. The use or incorporation of General Motors’ fuel stack intellectual property outside these defined areas requires the consent of General Motors. We granted to General Motors, its affiliates and any third parties with whom General Motors has a technical or business relationship related to fuel cells a perpetual, royalty-free, non-exclusive license to use all of the intellectual property we develop that (i) uses General Motors’ proprietary fuel cell stack intellectual property, and/or (ii) is funded by General Motors. Intellectual property that is not funded by General Motors but which uses General Motors’ fuel cell stack technology is licensed to General Motors non-exclusively. Intellectual property that has been developed through funding by General Motors, whether owned solely by us or jointly by us and General Motors, is licensed to General Motors on an exclusive basis for mobile applications and on a non- exclusive basis for all other applications. In the event that we wish to liquidate or discontinue activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors. We have also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program and we have agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favorable commercial prices.
For so long as General Motors holds at least 10% of our outstanding shares, in the event that any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors. In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully-diluted number of common shares that it holds. General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of shares in connection with acquisitions. Other than as described above, prior to October 16, 2005, General Motors was prohibited from acquiring any additional equity securities.

9. Risk Factors
An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31, 2005. The risks described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.
Risk Factors Related To Our Financial Condition
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2005, we derived $21.7 million, or 59%, of our revenues from sales of hydrogen generation products and services, $3.9 million, or 10%, of our revenues from sales of power products and services, and $11.6 million, or 31%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2004, we derived $1.5 million from sales of hydrogen generation products and services, $4.1 million from sales of power products and services, and $11.0 million from sales of fuel cell test equipment and services. For the year ended December 31, 2003, we derived no revenue from sales of hydrogen generation products and services, $6.0 million from sales of power products and services, and $20.7 million from sales of fuel cell test equipment and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.
Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.
We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $37.4 million for the year ended December 31, 2005, a net loss of $33.5 million for the year ended December 31, 2004 and a net loss of $22.1 million for the year ended December 31, 2003. Our accumulated deficit as of December 31, 2005 was $118.3 million, as of December 31, 2004 was $81.0 million and as of December 31, 2003 was $47.4 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year ended December 31, 2003. During that period, Stuart Energy never had a profitable quarter.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2006 and 2007, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.
The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.
We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.
Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next two to three years. We may also require additional capital to acquire or invest in complementary businesses or products, obtain the right to use complementary technologies or accelerate product development and commercialization activities. We may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.
If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to the actions of our competitors or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

If we issue additional equity securities to third parties in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.
Our ability to grow revenue and future prospects depend to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.
One of our largest shareholders and until 2005 our largest customer by revenue is General Motors, which owns approximately 12.4% of our outstanding common shares. General Motors accounted for 10% of our revenues for the year ended December 31, 2005, 31% for the year ended December 31, 2004 and 33% for the year ended December 31, 2003. Revenue from General Motors in 2005 declined, in part, due to the culmination of our engineering services contract in the third quarter of 2004. Our ability to grow revenue and future prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to:
•	alter its commitment to fuel cell technology in favor of competing technologies;

•	delay its introduction of fuel cell products and vehicles; or

•	increase the internal development of fuel cell products or purchase them from another supplier.
In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers, including General Motors, accounted for 31% of our revenues for the year ended December 31, 2005, 68% for the year ended December 31, 2004 and 60% for the year ended December 31, 2003. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the U.S. dollar, we may incur net foreign exchange losses on our net monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.
As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the U.S. dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We do carry a portion of our short-term investments in Canadian dollars and euros.
Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.
Identifiable intangible assets and goodwill arising from our acquisition of Greenlight (now Hydrogenics Test Systems Inc.) in 2003 and our acquisition of Stuart Energy in 2005 comprise a substantial portion of our total assets. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
Our insurance may not be sufficient.
We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.
Risk Factors Related To Our Business and Industry
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:
•	the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•	the future cost of hydrogen and other fuels used by our fuel cell systems;

•	the future cost of MEAs used in our fuel cell systems;

•	the future cost of platinum, a key metal used in our fuel cell systems;

•	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•	government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•	the manufacturing and supply costs for fuel cell components and systems;

•	the perceptions of consumers regarding the safety of our products;

•	the willingness of consumers to try new technologies;

•	the continued development and improvement of existing power technologies; and

•	the future cost of fuels used in existing technologies.
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all.

Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.
Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry- specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these and other jurisdictions, demand for vehicular fuel cells may be limited.
The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.
Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.
The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on onsite water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.
We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Our customers for fuel cell test and diagnostic equipment may develop their own internal test stations. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.
Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition than us and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
Our strategy for the sale of fuel cell power products depends upon developing partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities.

In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.
In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase or resell our hydrogen generators. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.
We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.
We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may not be able to manage successfully the expansion of our operations.
The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:
•	diversion of management’s attention from other business concerns;

•	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

•	the loss of key employees from either our current business or the acquired business; and

•	assumption of significant liabilities of the acquired company.
If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.
Risk Factors Related To Our Products and Technology
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.
The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.
Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.
We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•	any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.
Furthermore, although we typically retain sole ownership of the intellectual property we develop, our alliance with General Motors provides for shared intellectual property rights in certain situations. Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.
We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes which exploit such intellectual property.
Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favor. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:
•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•	discontinue processes incorporating the infringing technology;

•	expend significant resources to develop or acquire non-infringing intellectual property; or

•	obtain licenses to the relevant intellectual property.
We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.
Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.
Risk Factors Related To Ownership of Our Common Shares
If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.
We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.
Based on our current and projected income and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2005. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.
United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.
A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.4% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.
Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.
We are organized under the laws of Canada. A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.
However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws if the laws that govern the shareholder’s claim according to applicable Canadian law are proven by expert evidence not to be contrary to public policy as the term is applied by a Canadian court and are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.
Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:
•	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

•	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

•	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

•	a dispute between the same parties based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

•	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

•	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

•	there has not been compliance with applicable Canadian laws dealing with the limitation of actions.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:
•	performance of other companies in the fuel cell or alternative energy business;

•	news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•	changes in general economic conditions.
Shareholders would likely receive much less than the amount they paid for their shares if we liquidate our assets and distribute the proceeds.
The current market price of our common shares significantly exceeds the net tangible book value per share of our common shares. As a result, shareholders would likely receive much less than the amount paid for their shares if we liquidate our assets and distribute the proceeds.
As of March 10, 2006 there were 6,326,053 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 10, 2006, we have issued and outstanding 6,326,053 options to purchase our common shares at an average price of $4.50 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

10. TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and the co-transfer agent and co-registrar for our common shares in the United States is Chase Mellon Shareholders Services LLC at its offices in New York, New York.
11. MATERIAL CONTRACTS
For the fiscal year ended December 31, 2005, no material contracts have been terminated, entered into or assigned by the Company.
12. INTERESTS OF EXPERTS
The auditors of the Company are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario, M5K 1G8. To our knowledge, the foregoing experts do not beneficially own, directly or indirectly, any of our outstanding securities or other property of the Company.
13. ADDITIONAL INFORMATION
Additional financial information with respect to Hydrogenics, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year. Additional information relating to Hydrogenics may be found on the SEDAR website at www.sedar.com.